FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

September 5, 2007

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on September 5, 2007.

Item 4         Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Russell C. Barwick
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

September 5, 2007

Schedule "A"

1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
Website: www.gammongoldcom

PRESS RELEASE

Halifax, September 5, 2007

Gammon Gold to Host Analyst Tour at Ocampo

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS) is pleased to provide an update on activities in advance of an analyst tour at the Ocampo mine site in mid-September. Gammon will host more than 45 Analysts and Institutional Shareholders at Ocampo where they will see first-hand the progress the Company has made in recent weeks. Site visits at the Ocampo Open Pit and Underground mine operation will begin September 17, 2007 and continue over a period of three days.

Management also wishes to provide an update of recent activities. The Company has been recently successful in recruiting approximately 10 new members to its mine management team at Ocampo and El Cubo including new Mine General Managers, production managers, maintenance managers, a financial manager and a sustainable development manager. These appointments fill key vacancies as well as materially strengthen our Mexican operations.

In response to increased market activity the Company wishes to advise shareholders that it is not aware of any material operating event behind the unusual trading activity on its shares over the past few days. In addition, Management wishes to stress that the Company has not experienced any unusual interruptions to mining operations at either of its Ocampo or El Cubo mine sites and that there is no requirement for any unanticipated capital expenditures at this time beyond previously announced spending plans to be executed in the coming quarters.

The Company also wishes to advise that Mr. Roberto Diaz has resigned from the Company as President of Mexican Operations. We wish Roberto well in his future endeavors. Dave Keough, Gammon’s Executive Vice President and Chief Operating Officer (COO), has been headquartered in Mexico since joining the Company and is overseeing day to day Mexican operations. We are confident that based on the additional aforementioned strength brought to the Company’s mine management team and the hands on leadership of Dave Keough, that there is no need to fill this role at this time.

The Company continues to focus on initiatives that will maximize throughput and production efficiency while lowering operating costs. The implementation of improved business processes and cost management disciplines required to accomplish this will be enabled by the additional Mexican management talent that has joined the Company.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Russell Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This news release includes certain "forward-looking statements" within the meaning of the private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding non-interruption of mining operations, no unanticipated capital expenditures, the strengthening of Mexican operations due to the addition of mine personnel, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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